SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)* Endesa, S.A. (Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1 (CUSIP Number)

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Penichet +34 91 663 2850

Copy to:

     Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Acciona, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

		7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			10,964,099

		8	SHARED VOTING POWER

211,750,424

		9	SOLE DISPOSITIVE POWER

10,964,099
		10	SHARED DISPOSITIVE POWER
211,750,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,714,523

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Finanzas Dos, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

		7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			-0-

		8	SHARED VOTING POWER

211,750,424

		9	SOLE DISPOSITIVE POWER

-0-
		10	SHARED DISPOSITIVE POWER

211,750,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,750,424

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

     This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following supplemental information:

     As previously reported in Amendment No. 7 to the Schedule 13D, Acciona and Finanzas effected the contemplated Long-Term Financing and entered into the Finanzas Credit Agreement and the Acciona Credit Agreement. As noted, each of those credit agreements is in Spanish, and an English translation was not yet available at the time of filing Amendment No. 7. As contemplated by Amendment No. 7, English translations of the Finanzas Credit Agreement and the Acciona Credit Agreement are attached as Exhibits 10.9 and 10.10, respectively, and incorporated herein by reference.

     Additionally, attached and incorporated herein by reference as Exhibits 10.11, 10.12 and 10.13 are English translations of ancillary agreements entered into in connection with the Long-Term Financing, to reflect arrangements previously described in Amendments Nos. 6 and 7. These are: (1) a Shareholder Subordinated Loan Agreement by which Acciona made the subordinated loan to Finanzas contemplated and required as a condition to the borrowings under the Finanzas Credit Agreement, (2) a Coordination and Guarantees Agreement under which Finanzas and Acciona have pledged certain assets to the Lenders to secure Finanzas’ obligations under the Finanzas Credit Agreement, and (3) a Shareholder Support Agreement under which Acciona is required to make additional subordinated loans to Finanzas pursuant to the Coverage Ratio Commitment and refund to Finanzas certain tax credits generated by Finanzas.

     Additionally, in connection with the Finanzas Credit Agreement and the Acciona Credit Agreement, which require Finanzas and Acciona, respectively, to enter into interest hedges with respect to a certain percentage of the loans made under those agreements, the Reporting Persons and the Lenders have entered into Spanish standard-form framework agreements for financial derivative transactions (Contractos Marco De Operaciones Financieras or “CMOFs”), which are expected to govern any such hedges entered into with any of the Lenders. These agreements are in Spanish. English translations are being prepared and will be filed by amendment.

     Separately, as described below in Item 5, on December 29, 2006 and January 3, 4, 8 and 9, 2007, Acciona acquired a total of 10,964,099 Shares for a total price of €389,535,464.60. The source of funds for these acquisitions was working capital of Acciona.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended to add the following supplemental information:

     On January 9, 2007, Acciona received a letter from the CNMV, dated January 8, 2007, informing Acciona that on January 2, 2006, the CNMV had received a written complaint made by E.ON Zwölfte Werwaltungs GmbH (the “E.ON CNMV Complaint”) alleging certain violations of Spanish securities law by Acciona. Additionally, the letter from the CNMV attached the E.ON CNMV Complaint and requested that Acciona provide the CNMV with such information or comments as Acciona considers appropriate in relation to the contents of the E.ON CNMV Complaint. A copy of this letter (including the attached E.ON CNMV Complaint) is attached as Exhibit 99.24 hereto and incorporated herein by reference.

     The Reporting Persons believe that the claims made by E.ON in the E.ON CNMV Complaint are without merit and intend to contest such claims.

     Separately, as previously reported, on November 17, 2006, E.ON filed an amended and supplemental complaint in its action against the Reporting Persons pending in the United States District Court for the Southern District of New York (the “Court”), alleging that Acciona, acting through Banco Santander, committed an illegal “tender offer” in violation of Section 14 of the Exchange Act in connection with its September 25 acquisition of Endesa Shares. On December 11, 2006, Acciona moved to dismiss that claim, asserting various procedural defenses. On January 9, 2007, the Court issued an opinion denying Acciona’s motion to dismiss that claim. The Court's opinion did not address the ultimate merits of E.ON’s claim, which will be subject to further proceedings. The opinion and order of the Court is attached as Exhibit 99.25 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended to add the following supplemental information:

     On December 29, 2006 and January 3, 4, 8 and 9, 2007, Acciona acquired, in the Spanish stock market, 3,205,193 Shares, 60,670 Shares, 385,095 Shares, 3,703,141 Shares and 3,610,000 Shares, respectively, (a total of 10,964,099 Shares for a total price of €389,535,464.60), representing approximately 1% of the Issuer’s capital stock.

     The various prices at which such Shares were acquired on December 29, 2006 and January 3, 4, 8 and 9, 2007, and the number of Shares acquired at each such price, are set forth in the following table:

Date	Number of Shares	Price per Share

12/29/2006	2,655,436	€35.9000

12/29/2006	549,757	€35.7566

1/3/2007	60,670	€35.2813

1/4/2007	385,095	€35.2807

1/8/2007	3,703,141	€35.4000

1/9/2007	3,250,000	€35.4000

1/9/2007	360,000	€35.2219

     As a result of these transactions, Finanzas and Acciona together have acquired an aggregate of 222,714,523 Shares which constitute approximately 21% of the outstanding Shares. Acciona has the sole power to vote or direct the vote and dispose or direct the disposition of the 10,964,099 Shares purchased on December 29, 2006 and January 3, 4, 8 and 9, 2007. Additionally, Acciona has the sole right to receive or direct the receipt of dividends from or the proceeds from the sale of such Shares.

     Acciona has filed with the CNMV an Hecho Relevante, or current report, reporting its purchase of additional Shares and also attaching the original Spanish language versions of the financing agreements and CMOFs described under Item 3 above. This report, in its original Spanish and English form, is attached as Exhibit 99.23 hereto and incorporated herein by reference. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at http://www.cnmv.es/english/index_e.htm under the “Significant events and other communications” tab.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Item 6 is hereby amended to add the following supplemental information:

   The information set forth in Item 3 above is hereby incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity. (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006). (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006. (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona, S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006.

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006.

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006.

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006.

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006.

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720). (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Response to query from the CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006. (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720). (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006. (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares.) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006. (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the commencement of a lawsuit by E.ON in the United States District Court for the Southern District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives Association, Inc. Master Agreement with Confirmations dated September 25 and 27, 2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in Spanish translation) the Complaint filed as Exhibit 99.1 (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long-Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (No.______) filed on January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to purchase of additional Shares and attaching the original Spanish language versions of the financing agreements attached as Exhibits 10.9 through 10.13 hereto and the CMOFs)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated January 9, 2007.

(1)	Filed with Amendment No. 1 to the Schedule 13D
(2)	Filed with Amendment No. 2 to the Schedule 13D
(3)	Filed with Amendment No. 3 to the Schedule 13D
(4)	Filed with Amendment No. 4 to the Schedule 13D
(5)	Filed with Amendment No. 5 to the Schedule 13D
(6)	Filed with Amendment No. 6 to the Schedule 13D
(7)	Filed with Amendment No. 7 to the Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2007

ACCIONA, S.A.

By:	/s/Jorge Vega-Penichet

	Name:	Jorge Vega-Penichet
	Title:	Company Secretary

FINANZAS DOS, S.A.

By:	/s/Vicente Santamaria
de Paredes Castillo

	Name:	Vicente Santamaria
de Paredes Castillo
	Title:	Company Secretary